[FONIX LETTERHEAD]

January 22, 2007

VIA EDGAR AND FEDERAL EXPRESS

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:	Michele Anderson, Legal Branch Chief
Cheryl Grant

Re:	Fonix Corporation (the "Registrant")
Registration Statement on Form S-1
File No. 333-135286
Originally Filed June 26, 2006
Amendments Filed on August 3 and August 22, 2006

Dear Ms. Anderson and Ms. Grant:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), Fonix Corporation (“the Registrant”) hereby requests the consent of the Securities and Exchange Commission (the Commission") to the withdrawal of its Registration Statement on Form S-1 (File No. 333-135286), together with all exhibits and amendments thereto (collectively, the "Registration Statement").

The Registration Statement was initially filed with the Commission on June 26, 2006, and amended on August 3 and August 22, 2006. The registrant sought to register the resales by Queen LLC (“Queen”) of shares of the Registrant’s common stock issued in connection with an equity line of credit (the “Seventh Equity Line”), entered into pursuant to a line of credit agreement (the “Seventh Equity Line Agreement”). The Registrant was required, under a registration rights agreement, to register the resales by Queen.

There was no circulation of preliminary prospectuses in connection with the proposed transaction, the Registration Statement was not declared effective by the Commission, and none of the Registrant’s securities were sold pursuant to the Registration Statement.

This Request for Withdrawal is based upon the Registrant’s conclusion that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act. The Registrant and Queen have terminated the Seventh Equity Line Agreement, and as such, the Registrant may not draw against the equity line or put shares to Queen in connection with the Seventh Equity Line. Moreover, pursuant to a telephone conversation between you and counsel to the Registrant, you noted the Commission’s position that it appeared that Queen was selling on behalf of the Registrant, and as such, Rule 415(a)(1)(i) would not be available for use by the Registrant in connection with the Seventh Equity Line. For these reasons, the Registrant has determined it to be in its best interest to seek withdrawal of the Registration Statement.

As the Registration Statement related only to the resales by Queen in connection with the Seventh Equity Line Agreement, and because the Seventh Equity Line Agreement has been terminated, the Registrant believes that it is consistent with the public interest and protection of the Registrant’s investors to withdraw the Registration Statement.

The Registrant hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement as soon as possible.

Please fax a copy of the order to the Registrant's office to the attention of Roger D. Dudley, Executive Vice President and Chief Financial Officer, at 801-553-6707. If you have any questions or comments relating to this request for withdrawal, please contact Jeffrey M. Jones Esq., counsel for the Registrant, at 801-415-3000.

Sincerely,

FONIX CORPORATION

/s/ Roger D. Dudley
By: Roger D. Dudley
Exec. Vice President and
Chief Financial Officer